UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five businessdays.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Unikorn Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 6, 2015

Physical address of issuer
171 Main Street #274, Los Altos, California 94022

Website of issuer
https://petpal.in

Current number of employees
10

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 30 2020)
Total Assets	$264,854	$90,002
Cash & Cash Equivalents	$226,291	$75,948
Accounts Receivable	$33,745	$13,138
Short-term Debt	$184,825	$51,351
Long-term Debt	$456,067	$205,681
Revenues/Sales	$166,899	$148,452
Cost of Goods Sold	$168,670	$170,521
Taxes Paid	$0	$0
Net Income	($203,657)	($106,495)

Petpal has grown its revenue every year for the last four years and ended 2021 with a total of $166,899 of sales for the year, marking a record for the company. Year-over-year, total sales in 2021 increased by over 12% compared to 2020. The company reports product sales in the first half of the year was a primary contributing factor to this growth.

Along with its revenue, Petpal's expenses have also increased each year, which spiked in 2021 due to higher than normal salaries and wages, legal and professional, and advertising and marketing expenses. In 2021, the company reported over $368,000 of expenditures, which was a 32% increase from 2020. In previous years, expenses have grown by approximately 20% each year.

Approximately half of Petpal's annual expenditures are due to cost of goods sold (COGS), which include the cost of pet food, supplies, and accessories sold on its marketplace. In 2021, COGS represented just under half of its total annual expenditures. Salaries and wage expenses and advertising and marketing costs represented about a third of total expenses for the year.

Petpal has yet to achieve profitability but is attempting to achieve economies of scale as it grows its customer base. In 2021, it reported its greatest net loss of $203,657, yet it generated free cash flow of approximately $35,000 for the year.

April 6, 2022

FORM C-AR

Unikorn, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Oomi Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://getunomi.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 6, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Unikorn Inc. (the "Company," "we," "us" or "our") is a Delaware corporation, incorporated on October 6, 2015. The Company is currently also conducting business under the name of "Petpal." We also operate in India through our subsidiaries, Unikorn Pet Services India Private Limited and Petpal Technologies Private Limited.

The Company is located at 171 Main Street #274, Los Altos, California 94022.

The Company's website is https://petpal.in.

BUSINESS

Description of the Business

We own and operate Petpal.in, an online platform for pet owners in India that retails pet food, accessories, and pharmacy. We source our products from multiple distributors at a discount that is split between us and our customers.

Business Plan

Our business model relies on the continued growth of users coming online to shop for pet supplies and the success of existing pet brands and products, as well as the creation of new pet products. The markets and industry segments in which we offer our products are highly competitive specifically with e-commerce giants and offline stores. We utilize our marketing and online presence to acquire consumers at the discovery stage. We work collaboratively with our distributors to improve the online presence of our products when a consumer is shopping online. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. With a strategic focus on user growth, we are working on the following: a referral program for our existing user base to acquire new customers, a subscription program for repeat customers, digital marketing - Google Adwords/Instagram, coordinating closely with veterinarians to help cater to their specific needs (demand generation/ inventory/ AMS/clinic management software), tapping social media influencers who are pet lovers on Instagram, and partnering with Indian food delivery platform Dunzo to generate orders.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pet Food Retailer	National, international and local brands	Pet owners, Non-governmental organization (NGOs), Animal activists and animal shelters in India
Pet Accessories Retailer	National, international and local brands	Pet owners in India
Veterinary Pharmacy Retailer	Prescription and over the counter drugs, vaccinations	Pet owners, small vet practices and pharmacy stores in India
Veterinary Telehealth	Digital health check-ins conducted by veterinarians	Pet owners in India

Petpal ships products to both customers and business via shipping partners. Logistics are completely outsourced; we can focus solely on product acquisition and customer service. We are constantly looking for ways to reduce shipping timelines and costs, so we can offer competitive prices to our customers

Competition

The Company's primary competitors are Amazon, Flipkart, Chewy, and Petsworld.

Customer Base

Petpal's customers are pet owners, nonprofit organizations (NGOs), animal activists, animal shelters, breeders, small stores, clinics, and veterinarians.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Pet owners	pet supplies	60.0%
NGOs, animal activists	pet supplies	30.0%
Small businesses	pet supplies	10.0%

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4180234	Goods	Class 29	May 20, 2019	November 23, 2019	India
4179093	Services	Class 42	May 17, 2019	November 24, 2019	India
4180265	Goods	Class 5	May 20, 2019	November 23, 2019	India
4179034	Services	Class 35	May 17, 2019	November 25, 2019	India

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Government of Telangana Drugs Control Administration	Petpal Medicals	1. License to sell, stock, or exhibit or offer for sale or distribute drugs by retail 2. License to sell, stock, or exhibit or offer for sale or distribute drugs by wholesale	N/A

Governmental/Regulatory Approval and Compliance

The Company has been and will continue to be subject to the various U.S. and Indian laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 171 Main Street #274, Los Altos, California 94022.

The Company conducts business in India.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Unikorn Pet Services Private Limited	Private Limited	Hyderabad, India	November 10, 2015	100.0%
Petpal Technologies Private Limited	Private Limited	Hyderabad, India	June 30, 2018	100.0%

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on October 6, 2015. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.

In particular, we are dependent on Srivatsava Gorthy, our CEO and a director, Swetang Sharma, our CTO and a director, and Shivangi Raina, our Chief Veterinary Officer. We have entered into or intend to enter into employment agreements with Srivatsava Gorthy, Swetang Sharma and Shivangi Raina although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of any of our executive officers or any other member of our board of directors could harm our business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks, copyrights, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including service providers and the vendors and partners that we work with, could be adversely affected. Disruptive activities could include the temporary closure of vendors and business that we work with, restrictions on our ability to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business, operations and financial results.

If our employees or employees of any of our vendors, suppliers, customers or other business that we work with become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and cannot be predicted.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Reductions in sales of our service will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our service and brand:

- the introduction of competitive products;

- changes in consumer preferences for alternative payment methods;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our service or similar services;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our service;

- any changes in government policies and practices related to our service and markets; and

- regulatory developments affecting the marketing or use of our service.

Adverse developments with respect to the sale or market acceptance of our services would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

We are dependent on Srivatsava Gorthy, our CEO and a director, Swetang Sharma, our CTO and a director, and Shivangi Raina, our Chief Veterinary Officer, in order to conduct our operations and execute our business plan. However, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Srivatsava Gorthy, Swetang Sharma or Shivangi Raina die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect us and our operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and India.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
Our business depends on acceptance by both our customers as well as the business that we work with of our services and brands that have the potential to provide incremental sales growth rather than reduce our existing sales. We believe that the success of our business will also be substantially dependent upon acceptance of our brand. We also seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or

through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Conducting Business in India includes various risks which could materially affect our business.
Conducting business in India includes various risks which could materially affect our business. We will be required to obtain local permits and licenses. We must be registered under the Indian Company Act, and our suppliers must be registered with the Export Promotion Councils (EPC) before conducting business in India. Goods exported out of India are eligible for exemption from both Value Added Tax and Central Sales Tax. Cosmo Ventures and our partnered suppliers must abide by the Customs Act to avoid penalization for the attempt to export goods improperly. If we are not able to obtain these permits, or licenses, our business may fail.

As importers we will be exposed to foreign exchange risks that arises due to the probability of an adverse change in exchange rates.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors

and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 16, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Investors are encouraged to carefully analyze the risks and merits of their investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Srivatsava Gorthy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & CEO, Oct. 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director & Chief Executive Officer of Unikorn Inc., Oct. 2015 - Present
Srivatsava Gorthy handles day-to-day operation of company and executes product vision and capital raising efforts. Srivatsava holds a master's degree from Cornell University and a master's degree from Pondicherry University.

Name

Swetang Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & CTO, Nov. 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director & Chief Technology Officer of Unikorn Inc., Nov. 2021 - Present
Swetang Sharma is responsible for overseeing the technology stack of the company. Swetang was also the founder of Vetzz from January 2019 – Present and Swetang is also the founder of Petzz.org from April 2017 – Present. Swetang holds a bachelor's degree from Vellore Institute of Technology and an MBA from the Indian Institute of Management, Bangalore.

Name
Shivangi Raina

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Veterinary Officer, Apr. 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Veterinary Officer of Unikorn Inc., Apr. 2021 - Present
Student at Bombay Veterinary College, Mumbai, 2016 – January 2022
Shivangi Raina is responsible for leading veterinary telehealth services projects. Shivangi also holds a bachelor's degree from Bombay Veterinary College, Mumbai.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees
The Company currently has ten (10) full time and three (3) contract employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	20,000,000 shares
Amount Issued and Outstanding	10,092,248 shares
Voting Rights	One per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms	10,000,000 shares of Common Stock are currently owned by CEO and Co-Founder Srivatsava Gorthy, who has the intention of offering a portion of his ownership to Co-Founder Swetang Sharma within the next year. This transfer of ownership may occur during this Offering.

Type of security	Crowd Notes
Principal amount issued	$229,006 *(inclusive of the 2% received by the Intermediary)*
Valuation Cap	$4 million or $5 million
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Discount Rate	20%
Other Material Terms	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will

	convert into a number of shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $4 million or $5 million, depending on if the Purchaser is an Early Bird Investor, by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

The Company has reserved 1,500,000 (1.5 million) shares of its common stock for its employee stock option pool, which are classified as Restricted Common Stock. 92,248 shares have been issued and vested.

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Srivatsava Gorthy
Amount outstanding	$42,236
Interest rate and payment schedule	No interest; principal payable on December 31, 2026
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2026
Other material terms	N/A

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	224,516	$224,516	General Corporate Purposes	March 2021	Regulation CF

Ownership

The table below shows the beneficial ownership of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Percentage Owned Prior to Offering
Srivatsava Gorthy	99.09%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Liquidity and Capital Resources

On March 29, 2021, the Company closed an offering pursuant to Regulation CF and raised $224,516.

The Company is currently conducting a Regulation CF offering with a deadline of August 22, 2022.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons as of December 31, 2021:

Related Person/Entity	Srivatsava Gorthy
Relationship to the Company	Founder
Total amount of money involved	$42,236
Benefits or compensation received by related person	0% interest loan payable on December 31, 2026
Benefits or compensation received by Company	Monetary contributions from Founder for use as general working capital for the company
Description of the transaction	0% interest loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Regulatory Information

The Company was required to file this annual report within 120 days of the end of the fiscal year covered by the report. This report has been created and filed to meet this requirement of Regulation Crowdfunding, and the Company shall make future filings as required until such time that it

1) is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,

2) has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record,

3) has filed annual reports for three years pursuant to Regulation CF and has assets equal to or less than $10,000,000,

4) has repurchased of all the Securities sold by the Company or another party, or

5) has liquidated or dissolved the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

CEO
(Title)

April 6, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

CEO
(Title)

April 6, 2022
(Date)

EXHIBIT A
Financial Statements

UNIKORN, INC.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Unikorn, Inc.
Los Altos, CA

We have reviewed the accompanying consolidated financial statements of Unikorn, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 23, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UNIKORN, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 226,291	$ 75,948
Accounts Receivable	33,745	13,138
Payroll Advances	3,203	82
TOTAL CURRENT ASSETS	263,239	89,168
NON-CURRENT ASSETS		
Fixed Assets, Net	1,615	834
TOTAL NON-CURRENT ASSETS	1,615	834
TOTAL ASSETS	$ 264,854	$ 90,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	184,825	51,351
TOTAL CURRENT LIABILITIES	184,825	51,351
NON-CURRENT LIABILITIES		
Convertible Notes	229,006	71,690
Related Party Loan	42,236	82,640
TOTAL LIABILITIES	456,067	205,681
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized;	1,000	1,000
10,000,000 issued; $0.0001 par value)		
Restricted Stock (1,500,000 shares authorized;	9	9
92,248 issued; $0.0001 par value)		
Accumulated Other Comprehensive Gain (Loss)	(1,000)	1,081
Retained Deficit	(191,222)	(117,769)
TOTAL SHAREHOLDERS' EQUITY	(191,213)	(115,679)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 264,854	$ 90,002

UNIKORN, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Operating Income		
Sales	$ 166,899	$ 148,452
Cost of Goods Sold	168,670	170,521
Gross Profit	(1,771)	(22,069)
Operating Expense		
Salaries and Wages	91,159	23,529
Advertising & Marketing	43,215	30,690
General and Administrative	33,774	7,905
Legal & Professional	29,504	19,647
Rent	2,153	3,735
	199,805	85,507
Net Loss from Operations	(201,576)	(107,576)
Net Loss before Adjustment	$ (201,576)	$ (107,576)
Foreign Currency Translation Adjustment	(2,081)	1,081
Comprehensive Loss	$ (203,657)	$ (106,495)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	10,092,248	10,092,248
Net loss per share	$ (0.02)	$ (0.01)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

UNIKORN, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (201,576)	$ (107,576)
Change in Accounts Payable and Accrued Expenses	133,475	33,702
Prior period Adjustments	128,123	(7,159)
Change in Other Current Assets	(3,121)	113
Change in Accounts Receivable	(20,607)	483
Net Cash Flows From Operating Activities	36,294	(80,437)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(781)	(834)
Net Cash Flows From Investing Activities	(781)	(834)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	157,316	71,690
Effect of Currency Translation On Cash	(2,081)	1,081
Paid down/Issuance of Related Party Loans	(40,405)	82,237
Net Cash Flows From Financing Activities	114,830	155,008
Cash at Beginning of Period	75,948	2,212
Net Increase In Cash	150,343	73,736
Cash at End of Period	$ 226,291	$ 75,948
	-	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

UNIKORN, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

| | Common Stock | | Restricted Stock | | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount		Equity
Balance at December 31, 2019	10,000,000	$ 1,000	92,248	$ 9	$ (3,033)	$ (2,024)
Prior Period Adjustment					$ (7,159)	$ (7,159)
Net Loss					$ (107,576)	$ (107,576)
Foreign Currency Translation Adjustment						$ 1,081
Balance at December 31, 2020	10,000,000	$ 1,000	92,248	$ 9	$ (117,769)	$ (115,679)
Prior Period Adjustment					$ 128,123	$ 128,123
Net Loss					$ (201,576)	$ (201,576)
Foreign Currency Translation Adjustment						$ (2,081)
Balance at December 31, 2020	10,000,000	$ 1,000	92,248	$ 9	$ (191,222)	$ (191,213)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Unikorn, Inc. ("the Company") is a corporation organized in the state of Delaware and domiciled in India. The Company operates as an online store that sells pet supplies in the country of India.

In 2015, a subsidiary entity was founded by the Company with its location in India that also operates in the pet services industry. The financial statements have been consolidated to show the operations of both the Company and this subsidiary entity.

In 2018, the company established a secondary entity to further operations. As of year-end 2019, this entity has had no financial activity during the review period.

NOTE B- GOING CONCERN MATTERS

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2021 of $203,657 and 2020 of $106,495.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 23, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Foreign Currency Translation Loss

This amount was calculated using the conversion rate between the US dollar and Rupee for the years ended in 2021 and 2020. All accumulated translation losses are accounted for in Accumulated Other Comprehensive Loss.

Sales

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from pet food sales to customers.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

- 2022: $1,768.69 plus any water charges.

Advertising

The Company records advertising expenses in the year incurred.

Exchange Rate Conversion

A conversion in exchange rate was required during 2021 and 2020. The Company previously recorded items thru Indian currency (Rupees) with different standards. After the conversion, we were provided with updated financials prepared under U.S GAAP accrual basis standards in USD. In 2020, the Company experienced an adjustment related to the translation gain of $1,081 in accumulated other comprehensive income ("AOCI"). In 2021, the Company experienced a much larger adjustment compared to the prior years related to the translation loss of $1,000 in accumulated other comprehensive loss ("AOCL").

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware and subject to the Government of India's tax withholdings.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Convertible Notes

In 2020, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("Convertible Notes") through a Reg CF crowdfunding campaign. The notes may convert at the option of the shareholder or in a qualifying event outlined in the note agreement, into equity at a 20% discount rate with the valuation cap of either $4 million or $5 million. The notes do not accrue interest.

Related Party Notes

In 2020, the founder issued a series of notes for the purpose of raising additional operating capital ("Related Party Loan"). The notes are payable as of December 31, 2026 and bear no interest.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company authorized 20,000,000 shares of $0.0001 par value Common Stock, which is the only class of equity outstanding. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

The Company has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

The Company has set aside 1,500,000 of shares of Restricted Common Stock as duly authorized by its Board of Directors pursuant to an Equity Incentive Plan to reward employees with equity ownership in the Company. As of December 31, 2021, 92,248 shares of Restricted Common Stock have been issued, all of which has fully vested.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	10,000,000
Restricted Stock	92,248

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 23, 2022, the date that the financial statements were available to be issued.

Crowdfunded Offering

In 2022, the Company intends to offer securities in a securities offering expected to be exempt
from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.